                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   ----------

                                 SCHEDULE 14f-1

                              INFORMATION STATEMENT

                        Pursuant to Section 14(f) of the
                         Securities Exchange Act of 1934
                            and Rule 14f-1 thereunder


                              perfumania.com, inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)


         Florida                      001-15311                65-0884688
       -----------                  -------------            ---------------
(State of Incorporation)      (Commission File Number)        (IRS Employer
                                                            Identification No.)

   11701 N.W. 101st Road, Miami, Florida                          33178
------------------------------------------------                 --------
  (Address of principal executive office)                      (Zip Code)


Registrant's telephone number, including area code:           (305) 889-1600
                                                            -------------------

                              PERFUMANIA.COM, INC.
                              11701 N.W. 101ST ROAD
                              MIAMI, FLORIDA 33178



               INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER




         The information contained herein is being furnished to holders of the common stock, par value $.01 per share (the "Common Stock"), of perfumania.com, inc., a Florida corporation (the "Company"), pursuant to the requirements of
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 under the Exchange Act in order to effect a change in majority control of the Company's Board of Directors other than by a meeting of shareholders.

                                     SUMMARY

         On December 10, 1999, Perfumania, Inc. ("PFI"), the Company's majority shareholder, entered into an option agreement, which was amended on December 20, 1999 (the "Option Agreement") with Alta Limited ("Alta") and Wainwright Facilities Corporation ("WFC"). Pursuant to the Option Agreement, PFI granted to Alta, WFC and their permitted assignees (collectively, the "Optionees"), (i) an option to purchase from PFI 2,000,000 shares of the Company's Common Stock at a price of $6.00 per share on or prior to January 15, 2000 (the "First Option") and (ii) an option to purchase from PFI, 500,000 shares of the Company's Common Stock at a price of $8.00 per share on or prior to December 31, 2000, subject to certain conditions, including exercise of the First Option (the "Second Option"). In addition, Alta was granted the right, upon exercise of the First Option, to appoint a majority of the members of the Company's Board of Directors, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.

         On January 11, 2000 (the "Closing Date"), the First Option was exercised. Rachmil Lekach, Daniel Manella and Daniel Sawicki, directors of the Company, resigned their positions effective the Closing Date and Ilia Lekach, resigned as director effective ten days from the date the Company files with the Securities and Exchange Commission (the "SEC") and mails to shareholders of record, this Information Statement (the "Effective Date"). Two designees of Alta, Sunny C. Vanderbeck and Dean M. Willard, were appointed to the Company's Board of Directors effective on the Closing Date and four additional designees of Alta, Thomas Carmody, Garrick M. Hileman, William J. Patch and Alan E. Rudd, were appointed to the Company's Board of Directors, such appointments to become effective on the Effective Date in accordance with the requirements of Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act.

         In addition to the foregoing, on the Closing Date, Rachmil Lekach resigned as the Company's President and Chief Executive Officer and William J. Patch was appointed as the Company's President and Chief Operating Officer. Michael E. Amideo, who served as the Company's Chief Financial Officer, Chief Operating Officer and a director, will continue to serve as Chief Financial Officer, Secretary and a director.

         NO ACTION IS REQUIRED BY THE SHAREHOLDERS OF THE COMPANY IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF DIRECTORS. However, Section 14(f) of the Exchange Act requires the mailing to the Company's shareholders of the information set forth in this Information Statement. The Company will notify its shareholders of the change in majority control of the Company's Board of Directors by filing a Current Report on Form 8-K with the SEC and by mailing this Information Statement to shareholders of record as of January 19, 2000.

         At January 20, 2000, the Company had 7,500,000 shares of Common Stock outstanding. The Common Stock is the only class of securities of the Company outstanding and entitled to vote. Each share of Common Stock is entitled to one non-cumulative vote. Shareholders of the Company will have the opportunity to vote with respect to the election of directors at the next annual meeting of the Company's shareholders.


                              THE OPTION AGREEMENT

         On December 10, 1999, PFI entered into the Option Agreement with Alta and WFC, which Option Agreement was amended on December 20, 1999. The Option Agreement granted the Optionees two options to acquire from PFI up to 2,500,000 shares of Common Stock. The First Option provided the Optionees with the right to purchase 2,000,000 shares of Common Stock of the Company from PFI at a price of $6.00 per share on or prior to January 15, 2000. The First Option was exercised on January 11, 2000 as described above. The Option Agreement also provided that upon the exercise of the First Option, nominees of Alta would be appointed to the Board of Directors of the Company and would constitute the majority of the members of the Board of Directors of the Company subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 under the Exchange Act. In addition, following the exercise of the First Option, limits are placed on the amount of shares of Common Stock that may be sold by PFI from time to time, as well as the timing of any such sales.

         The Second Option, conditioned upon the exercise of the First Option, provides the Optionees with the right to purchase 500,000 shares of Common Stock of the Company from PFI at a price of $8.00 per share on or prior to the earlier to occur of (x) December 31, 2000 or (y) any of the following events: (i) approval by the shareholders of the Company of a reorganization, merger, consolidation or other form of corporate transaction or series of transactions, in each case, with respect to which persons who were the shareholders of the Company immediately prior to such reorganization, merger or consolidation or other transaction do not, immediately thereafter, own more than 50% of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company's then outstanding voting securities, in substantially the same proportions as their ownership immediately prior to such reorganization, merger, consolidation or other transaction, (ii) a liquidation or dissolution of the Company, (iii) the sale of all or substantially all of the assets of the Company, whether in a single transaction or a series of transactions, (iv) individuals who constitute the Board of Directors of the Company following the Effective Date who are nominees of Alta cease for any reason to constitute at least a majority of the Board of Directors of the Company, provided that any person becoming a director subsequent to the Effective Date whose election, or nomination for election, by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Board of Directors of the Company (other than an election or nomination of an individual whose initial assumption of office is in connection with an actual or threatened election context relating to the election of the directors of the Company, as such terms are used in Rule 14a-11 of Regulation 14A under the Exchange Act) shall be considered as though such person were a nominee member of the Board of Directors of the Company subsequent to the Effective Date, or (v) the acquisition by any person, entity or "group" (other than Alta), within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, of more than 50% of either the then outstanding shares of the Company's Common Stock or the combined voting power of the Company's then outstanding voting securities entitled to vote generally in the election of directors (hereinafter referred to as the ownership of a "Controlling Interest") excluding, for this purpose, any acquisitions by (1) the Company or its Subsidiaries, (2) any person, entity or "group" that as of December 10, 1999 owns beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of a Controlling Interest or (3) any employee benefit plan of the Company or its Subsidiaries.

         The Option Agreement also provides that following the exercise of the First Option and as long as PFI owns at least 5% of the outstanding shares of Common Stock of the Company, until December 31, 2000, unless otherwise required by law, at any meeting of the shareholders of the Company called to vote upon any matter or at any adjournment thereof or in any other circumstance upon which a vote, consent or other approval (including by written consent) is sought from the shareholders of the Company with respect to (i) a proposed business combination between the Company and Biz2Net, Inc. ("Biz2Net") or a newly formed Delaware corporation for the purpose and effect of changing the state of incorporation of the Company, (ii) eliminating the applicability of any state law anti-takeover provisions to the Company in general or to any shares of Common Stock of the Company (regardless as to whether such shares of Common Stock of the Company were purchased prior to December 11, 1999), and/or (iii) the acquisition of Biz2Net by the Company and the issuance of shares of Common Stock of the Company in connection with such business combination, PFI shall grant a proxy to Alta to vote all of PFI's shares of Common Stock (including any shares of Common Stock issued upon exercise of the Second Option) in favor of each of the foregoing, provided, however, that PFI shall not be required to grant such a proxy in connection with a proposed merger with Biz2Net if such transaction is not materially on the following terms: the consideration paid to Biz2Net shareholders shall be not more than 4,000,000 shares of Common Stock of the Company and the transaction will be subject to standard terms and conditions for agreements of its type and size (including the delivery of a fairness opinion to the shareholders of the Company from a nationally recognized investment bank).

                          BENEFICIAL SECURITY OWNERSHIP

         The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock as of January 20, 2000, by
(i) each person who is known by the Company to beneficially own 5% or more of the Company's outstanding Common Stock, (ii) the Company's Chief Executive Officer ("CEO"), (iii) each director and director nominee, and (iv) all directors, director nominees and executive officers of the Company as a group. The Company is not aware of any beneficial owner of more than 5% of the outstanding Common Stock other than as set forth in the following table.

      NAME AND ADDRESS OF BENEFICIAL OWNER, DIRECTORS,               NUMBER OF SHARES           PERCENT OF CLASS
        DIRECTOR NOMINEES AND EXECUTIVE OFFICERS (1)              BENEFICIALLY OWNED(2)            OUTSTANDING
  ----------------------------------------------------------    ---------------------------    --------------------

  DIRECTORS, DIRECTOR NOMINEES AND EXECUTIVE OFFICERS:

  William J. Patch                                                                  0 (3)              0

  Michael E. Amideo                                                            50,000 (4)              *

  Richard Veliz                                                                50,000 (4)              *

  Sunny C. Vanderbeck                                                               0                  0

  Dean M. Willard                                                                   0                  0

  Thomas Carmody                                                                    0                  0

  Garrick M. Hileman                                                                0                  0

  Alan E. Rudd                                                                      0                  0

  Ilia Lekach                                                               2,200,000 (5)             29.3

  All directors, director nominees, executive officers
  as a group (nine persons)                                                 2,300,000                 30.6

  5% OR GREATER SHAREHOLDERS:

  Alta Limited (6)                                                          1,833,400 (7)             24.4

  Dominion Income Management Corp. (8)                                      1,239,000 (8)             16.5

  Dominion Income Management Corp Profit Sharing Plan (8)                     800,000 (8)             10.6

  Perfumania, Inc                                                           2,000,000                 26.6


----------------

* less than 1%

(1) Except as otherwise indicated, the address of each beneficial owner is c/o 11701 N.W. 101st Road, Miami, Florida.



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

(2) Except as otherwise indicated, the persons named in this table have sole voting and investment power with respect to all shares of Common Stock listed, which include shares of Common Stock that such persons have the right to acquire within 60 days.

(3) See "1999 Incentive Stock Option Plan-Outstanding Options" and "Certain Relationships and Related Transactions" below.

(4) Represents 50,000 shares of Common Stock issuable upon exercise of stock options. See "Employment Agreements-Michael E. Amideo," "Employment Agreements-Richard Veliz," and "1999 Incentive Stock Option Plan-Change of Control" below.

(5) Represents 2,000,000 shares of Common Stock owned by PFI and 200,000 shares of Common Stock issuable upon exercise of stock options.

(6) The address of Alta Limited is 8 Church Street, 3rd Floor, St. Helier, Jersey, Channel Islands JE2 3NN.

(7) Represents 1,745,900 shares of Common Stock owned by Alta Limited and 87,500 shares of Common Stock exercisable under the Second Option.

(8) The address of Dominion Income Management Corp. and Dominion Income Management Corp Profit Sharing Plan is 15302 25th Dr. SE, Mill Creek, Washington 98102. According to the Schedule 13D filed by such parties, they may be deemed to be affiliates of each other. Pursuant to Section
      607.0902 of the Florida Statutes, these shares will not have voting rights until granted by a vote of the Company's shareholders.

                        DIRECTORS AND EXECUTIVE OFFICERS

         Upon the Effective Date, the resignation of Ilia Lekach will become effective and those directors noted below as nominees will take office in addition to Sunny C. Vanderbeck and Dean M. Willard, who were appointed to the Board of Directors on the Closing Date and Michael E. Amideo who will remain as a director of the Company.

         The following table sets forth each of the directors or nominees for director, such person's age and position with the Company.

                      Name                      Age                        Position Held
         --------------------------------     ---------     ---------------------------------------------
         William J. Patch                        53         President, Chief Operating Officer and
                                                            Director nominee

         Michael E. Amideo                       30         Chief Financial Officer, Secretary and
                                                            Director

         Richard Veliz                           30         Chief Technology Officer

         Sunny C. Vanderbeck                     26         Director

         Dean M. Willard                         52         Director

         Thomas Carmody                          51         Director nominee

         Garrick M. Hileman                      26         Director nominee

         Alan E. Rudd                            48         Director nominee

         Ilia Lekach                             50         Director


         WILLIAM J. PATCH. Mr. Patch became the Company's President and Chief Operating Officer on the Closing Date. Mr. Patch founded and has served as President of VP Incorporated since 1989. At VP, his responsibilities have included developing and managing global enterprise network programs, professional services, logistics, acquisitions, sales, and strategic planning for clients including Compaq, Dell, IBM, Kodak, SonicAir/UPS, and dozens of smaller entrepreneurial companies. From 1976 to 1980, Mr. Patch was employed in a number of executive positions with Bell Atlantic Business Systems Services and its predecessor Sorbus Inc., including Vice President, marketing and sales. From 1972 to 1976, Mr. Patch was manager of equal employment opportunity for NCR Corporation.

         MICHAEL E. AMIDEO. Mr. Amideo has served as the Chief Financial Officer and a director of the Company since June 1999 and as Secretary of the Company since the Closing Date. From July 1999 until the Closing Date, he also served as the Company's Chief Operating Officer. From April 1999 to June 1999, Mr. Amideo served as controller of PFI. From 1995 to 1999, Mr. Amideo was employed by PricewaterhouseCoopers LLP as a certified public accountant. From

1994 to 1995, Mr. Amideo was employed by Arthur Andersen LLP, as a certified public accountant.

         RICHARD VELIZ. Mr. Veliz has served as the Company's Chief Technology Officer since April 1999. Mr. Veliz worked in Internet design and development for Strategic Business Systems from July 1997 until April 1999. He performed the same function for AIC, a computer consulting business, from August 1998 until April 1999 and for Sterling Solutions Group, an IT solutions business from February 1997 until April 1998. Mr. Veliz worked in software design for Blockbuster Entertainment Group from May 1996 until January 1997 and for The College Experience from December 1992 until May 1996.

         SUNNY C. VANDERBECK. Mr. Vanderbeck is a co-founder of Data Return Corporation ("Data Return") and has served as its Chairman and Chief Executive Officer since Data Return's formation in August 1997. Before founding Data Return, from July 1996 to January 1997, Mr. Vanderbeck was a technical product manager and Lead Internet/Intranet Consultant for Software Spectrum, a reseller of Microsoft products. From May 1995 to June 1996, while employed by Software Spectrum, Mr. Vanderbeck served as an independent consultant to Microsoft where he served as a team leader for Microsoft Messaging products and as a product support engineer. From July 1994 to May 1995, Mr. Vanderbeck was an independent consultant. From 1990 to 1994, Mr. Vanderbeck served in the U.S. Army Special Operations unit as a Section Leader in the 2nd Ranger Battalion.

         DEAN M. WILLARD. Mr. Willard has served as Chairman and Chief Executive Officer of PBT Brands, Inc., a holding company which owns and operates Permatex, Inc. ("Permatex") and Advanced Chemistry & Technology, Inc. ("AC Tech") since August 1999. Permatex is a leading supplier of functional chemicals to the automotive after market. AC Tech, a company founded by Mr. Willard, supplies high performance sealant to the aircraft industry. Mr. Willard has also been Chairman of the Board of Directors of Automotive Performance Group ("APG") since September 1998 and its Chief Executive Officer since November 1998.

         Mr. Willard also serves on the Board of Directors of American Pacific Corporation, the sole source producer in North America of ammonium perchlorate, the primary chemical component of solid propellants used in rocket and booster motors by NASA, the military and a growing number of commercial launch vehicles.

         From 1972 to 1989, Mr. Willard served as President and Chief Executive Officer of Products Research & Chemical Corporation, an New York Stock Exchange listed company ("PRC"). PRC was sold to Courtaulds PLC in 1989 and Mr. Willard continued through 1995 in various capacities including Chief Executive Officer and Vice Chairman. Prior to joining PRC, Mr. Willard served on the audit staff of PricewaterhouseCoopers, LLP. Mr. Willard is a certified public accountant.

         THOMAS H. CARMODY. Mr. Carmody has served as President and Chief Executive Officer of Summit International since July 1999. Mr. Carmody served as President and Chief Executive Officer of Continental Sports Group from 1998 to July 1999. Mr. Carmody also serves as a director of APG. From 1989 to 1998, Mr. Carmody was a Senior Vice President and General

Manager of Operations of Reebok International, Ltd. ("Reebok") where he had management responsibility for Reebok's North American operations including sales, marketing and distribution. Prior to joining Reebok, Mr. Carmody served as a Director of Marketing for Nike and was a Deputy District Attorney for Santa Clara County, California.

         GARRICK M. HILEMAN. Mr. Hileman has served as a Managing Director of ZeroDotNet, Inc. ("Zero.net") since September 1999. Zero.net is engaged primarily in the development and implementation of a next-generation portal, which supports business-to-business e-commerce. Currently, Zero.net has approximately 20 investments in both private and public Internet companies primarily in the business-to-business e-commerce. Zero.net works closely with those companies to meet their growth objectives and form relationships with strategic and financial partners. Mr. Hileman specializes in business development, start-up financing, merger and acquisition analysis and management consulting for the firm. In addition, Mr. Hileman currently serves on the board of directors of Take to Auction, Inc., a privately held web-based community of entrepreneurs and a Zero.net portfolio company. From 1996 to 1999, Mr. Hileman was employed at Montgomery Securities where he worked both in the Financial Services Investment Banking Group as a Financial Analyst and in the Equity Research department. He received his B.A. in Business Administration with a concentration in accounting from the University of Washington in 1996. Mr. Hileman served as a student body president of the University of Washington from 1995 to 1996.

         ALAN E. RUDD. Mr. Rudd has served as the Chief Executive Officer and Chairman of Sundog Technologies, Inc., a Delaware corporation ("Sundog") since November 1999. Sundog is the creator of Universal Update, a software product that facilitates the sharing of information among disparate databases. Mr. Rudd has served on the board of directors of several startup companies and is the currently the chairman of Qui Vive Inc., a Colorado company that focuses on email policy management software.

         From 1996 to November 1999, Mr. Rudd was the Chief Executive Officer of Vinca Corporation, a Utah-based company ("Vinca") that provided continuous availability software for Microsoft, Novell and IBM distributed network platforms. Under Mr. Rudd's leadership, Vinca became a recognized worldwide leader in providing high availability solutions. In recognition of his achievements, Mr. Rudd was named Utah's 1999 Entrepreneur of the Year. Vinca was acquired by Legato Systems of Palo Alto, CA on July 31, 1999.

         Mr. Rudd was part of the early management team at Novell Inc. ("Novell") from 1986 to 1996, where he played an integral role in establishing Novell as the worldwide leader in the providing network computing solutions. At Novell, Rudd held several key management positions in sales and marketing including Vice President of OEM Operations.

         From 1979 to 1986, Mr. Rudd practiced law in Chicago, Illinois with State Farm Insurance and Prime Computer. Mr. Rudd holds B.S. and J.D. degrees from Brigham Young University.

         ILIA LEKACH . Mr. Lekach served as a director of the Company since its inception in January 1999 and as the Company's Chairman of the Board and Chief Executive Officer from January 1999 to July 1999. Mr. Lekach is a co-founder of PFI and was PFI's Chairman of the Board and

Chief Executive Officer from its incorporation in 1988 until his resignation in April 1994. In October 1998, Mr. Lekach was reappointed PFI's Chairman of the Board and Chief Executive Officer. Mr. Lekach served as Chairman of the Board of
L. Luria & Son, Inc., a South Florida-based catalog retailer from January 1997 through August 1997. Mr. Lekach has also served as Chairman of the Board and Chief Executive Officer of Parlux Fragrances, Inc., a publicly traded manufacturer of fragrance and related products since 1990.

         In August 1996, ORM, Inc. and its affiliates, of which Mr. Lekach, and Rachmil Lekach, a former executive officer and director of the Company, are principals, purchased a controlling interest in L. Luria & Son, Inc., a catalog showroom with serious financial problems. Shortly thereafter they joined L. Luria & Son, Inc. in management positions and attempted to work out its problems with the creditors. Those efforts failed and on August 13, 1997, L. Luria & Son, Inc. filed for relief under Chapter 11 of the Bankruptcy Code and has since been liquidated.

         Following the Effective Date, the Company will designate audit and compensation committees of the Board of Directors, which will each have a majority of non-employee directors.

         The Company's amended and restated Articles of Incorporation divide the Board of Directors into three approximately equal classes with staggered terms. Directors are elected for three-year terms and, in each case, until their successors are duly elected and qualified or until their earlier death, resignation or removal. The members of each class will be appointed following the Effective Date.

         Executive officers are elected annually by the Board of Directors and serve at the discretion of the Board of Directors.

COMPENSATION OF DIRECTORS

         The Company's non-employee directors will receive compensation for their services as a member of the Board of Directors of the Company in the amount of $5,000 per year. The Company will reimburse the non-employee directors for any expenses related to attendance at meetings. Non-employee directors will also be eligible to receive grants of stock options under the Company's 1999 Incentive Stock Option Plan.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

         Section 16(a) of the Exchange Act requires the Company's executive officers, directors and holders of more than 10% of the Company's Common Stock, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "Commission"). Such persons are required to furnish the Company with copies of all Section 16(a) forms they file. The Company has only been subject to the requirement of Section 16(a) since completion of its initial public offering in September 1999.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

         The Company's amended and restated Articles of Incorporation contains provisions to indemnify directors and officers to the extent permitted by Florida law. Under current law, indemnification or advancement of expenses may not be made to or on behalf of any director, officer, employee, or agent of the Company if a judgment or other final adjudication establishes that his or her actions, or omissions to act, were material to the cause of action so adjudicated and constitute:

         o a violation of the criminal law, unless the director, officer, employee, or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful;

         o a transaction from which the director, officer, employee, or agent derived an improper personal benefit;

         o in the case of a director, liability for unlawful distributions; or

         o willful misconduct or a conscious disregard for our best interests in a proceeding by or in the right of the corporation to procure a judgment in its favor or in the proceeding by or in the right of a shareholder.

         The Company's bylaws provide that the Company will indemnify its directors, officers and employees against judgments, fines, amounts paid in settlement and reasonable expenses.

EXECUTIVE COMPENSATION

         The Company incorporated in January 1999 and through December 31, 1999 have paid compensation to Ilia Lekach, Rachmil Lekach, Michael E. Amideo and Richard Veliz, in the amounts of $50,000, $332,346, $63,773 and $68,297 respectively. See "1999 Incentive Stock Option Plan" with respect to stock options granted to Rachmil Lekach, Michael E. Amideo and Richard Veliz.

EMPLOYMENT AGREEMENTS

         RACHMIL LEKACH. Effective May 1, 1999, the Company entered into an employment agreement with Rachmil Lekach under which Mr. Lekach served as the Company's President. The employment agreement provided for a base salary of $200,000 and other benefits, including certain health benefits. Pursuant to the employment agreement, Mr. Lekach has been granted options under the 1999 Incentive Stock Option Plan to purchase 225,000 shares of Common Stock at an exercise price of $7.00 per share. These stock options vested as of the date of grant and will expire ten years from the date of the grant.

         Pursuant to the employment agreement, if Mr. Lekach's employment is terminated following a change in control of the Company, he is entitled to receive a lump sum payment equal to three times his base salary. In contemplation of the exercise of the First Option, Mr. Lekach received a payment of $600,000.

         MICHAEL E. AMIDEO. The Company is party to an employment agreement with Michael E. Amideo for a term of three years expiring in July 2002. The employment agreement provides for a base salary of $120,000 with an annual increase of at least 5%, and other benefits, including health benefits. Mr. Amideo has been granted options under the Company's 1999 Incentive Stock Option Plan to purchase 50,000 shares of Common Stock vesting over a three-year period with an exercise price of $7.00 per share.

         Pursuant to the employment agreement by and between the Company and Michael E. Amideo, in the event of a change in control of the Company, his salary and his stock options would increase by 100% and his stock options would automatically vest. Accordingly, if this change of control provision in the employment agreement is triggered upon the exercise of the First Option, Mr. Amideo's salary would be increased to $240,000 and his number of stock options would increase to 100,000. As of January 20, 2000, no determination has been made as to the applicability of the change of control provision to the exercise of the First Option.

         RICHARD VELIZ. The Company is party to an employment agreement with Richard Veliz for a term of three years expiring in July 2002. The employment agreement provides for a base salary of $140,000 with an annual increase of at least 5%, and other benefits, including health benefits. Mr. Veliz has been granted options under the Company's 1999 Incentive Stock Option Plan to purchase 50,000 shares of Common Stock vesting over a three-year period with an exercise price of $7.00 per share.

         Pursuant to the employment agreement by and between the Company and Richard Veliz, in the event of a change in control of the Company, his salary and his stock options would increase by 100% and his stock options would automatically vest. Accordingly, if this change of control provision in the employment agreement is triggered upon the exercise of the First Option, Mr. Veliz's salary would be increased to $280,000 and his number of stock options would increase to 100,000. As of January 20, 2000, no determination has been made as to the applicability of the change of control provision to the exercise of the First Option.

1999 INCENTIVE STOCK OPTION PLAN

         GENERAL. The Company's 1999 Incentive Stock Option Plan provides that options to acquire shares of Common Stock may be granted to key officers, employees, consultants, advisors and directors or others designated by the Board of Directors. The 1999 Incentive Stock Option Plan assists in attracting and retaining individuals who will contribute to the Company's success and achieve appreciation in their investment. Awards under the 1999 Incentive Stock Option Plan may take the form of stock options, including corresponding share appreciation rights or SARs. The Board of Directors of the Company will amend the 1999 Incentive Stock Option Plan to increase the number of shares of Common Stock authorized and reserved for issuance under the 1999 Incentive Stock Option Plan, subject to shareholder approval.

         SHARE AUTHORIZATION. Up to 1,000,000 shares of Common Stock may be awarded under the 1999 Incentive Stock Option Plan. Unexercised portions of options, forfeited options and Common Stock subject to any awards that are otherwise surrendered by a participant without





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receiving any payment or other benefit with respect thereto may again be subject to new awards under the 1999 Incentive Stock Option Plan. Shares subject to options with respect to which SARs are exercised, are not again available for the grant of awards under the 1999 Incentive Stock Option Plan.

         The shares to be issued or delivered under the 1999 Incentive Stock Option Plan are authorized and unissued shares, or issued shares that may be acquired in the open market or from private sources by the Company, or both.

         1999 INCENTIVE STOCK OPTION PLAN ADMINISTRATION. The 1999 Incentive Stock Option Plan is administered by the compensation committee. The Board of Directors may remove members from, add members to, or fill vacancies in the compensation committee. The committee may establish such rules and regulations as it may deem appropriate for the conduct of meetings and proper administration of the 1999 Incentive Stock Option Plan. Subject to the provisions of the 1999 Incentive Stock Option Plan, the committee may grant awards under the 1999 Incentive Stock Option Plan, interpret the provisions of the 1999 Incentive Stock Option Plan and administer the 1999 Incentive Stock Option Plan or any award thereunder as it may deem necessary or advisable.

         OPTIONS. Incentive stock options meeting requirements of Section 422 of the Internal Revenue Code of 1986, as amended, and nonqualified stock options that do not meet such requirements are both available for under the 1999 Incentive Stock Option Plan. The term of each option will be determined by the committee. No option will be exercisable prior to six months from the date of grant or more than ten years after the date of grant (except in the case of options that are nonqualified stock options, where the committee can specify a longer period). Options may also be subject to restrictions on exercise, such as exercise in periodic installments, as determined by the committee.

         In general, the exercise price for incentive stock options must be at least equal to 100% of the fair market value of the shares on the date of the grant and the exercise price for nonqualified stock options will be determined by the compensation committee at the time of the grant and will be at least equal to 50% of the fair market value of the shares on the date of the grant. The exercise price can be paid in cash or by tendering shares owned by the participant and held for at least six months. Options are not transferable except by will or the laws of descent and distribution and may generally be exercised only by the participant (or his guardian or legal representative) during his or her lifetime, provided, however, the nonqualified stock options may, under certain circumstances, be transferable to family members and trusts for the benefit of the participant or his family members.

         SHARE APPRECIATION RIGHTS. The 1999 Incentive Stock Option Plan provides that SARs may be granted in connection with the grant of options. Each SAR must be associated with a specific option and must be granted at the time of grant of such option. A SAR is exercisable only to the extent the related option is exercisable.

         ANTIDILUTION PROVISIONS. The number of shares authorized to be issued under the 1999 Incentive Stock Option Plan and subject to outstanding awards (and the grant or exercise price



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thereof) may be adjusted to prevent dilution or enlargement of rights under certain circumstances.

         CHANGE IN CONTROL. Upon the occurrence of a change in control of the Company (as defined in the 1999 Incentive Stock Option Plan), stock options and related SARs may become immediately exercisable, the restricted shares may fully vest and stock purchase loans may be forgiven in full.

         TERMINATION AND AMENDMENT. The 1999 Incentive Stock Option Plan will automatically terminate in 2009. No awards may be made after that date. Awards outstanding on the termination date will remain valid in accordance with their terms. The terms of awards under the 1999 Incentive Stock Option Plan may be amended by the compensation committee.

         OUTSTANDING OPTIONS. As of December 31, 1999, the Company has granted options to purchase a total of 740,000 shares of Common Stock at a price ranging from $7.00 to $10.50 per share under the 1999 Incentive Stock Option Plan, including options to purchase 200,000, 225,000, 50,000 and 50,000 shares at a price of $7.00 per share granted to Ilia Lekach, Rachmil Lekach, Michael E. Amideo and Richard Veliz, respectively. The options to purchase shares of Common Stock to Michael E. Amideo and Richard Veliz may be subject to increase as described in "Employment Agreements" above. On January 11, 2000, the Company granted options to William J. Patch to purchase 400,000 shares of Common Stock at an exercise price which will equal the closing price of the Common Stock on the date of the grant less a discount, to be determined by the Board of Directors. 100,000 of such options vest one year from the date of grant with the remaining 300,000 options vesting in equal monthly installments over the next 36 months. These options are subject to the Company's Board of Directors and shareholders of the Company approving an increase in the number of shares of Common Stock authorized and reserved for issuance under the 1999 Incentive Stock Option Plan.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         In connection with his joining the Company as President and Chief Operating Officer, the Company will negotiate an employment agreement with William J. Patch. The terms of such employment agreement are expected to provide for a base salary, a performance bonus and stock options to purchase 400,000 shares of Common Stock and/or restricted stock grants. In addition, the Company may acquire the assets of a privately held software company owned by William J. Patch for cash and/or stock. The total number of shares of Common Stock that will be issued to William J. Patch under restricted stock grants and/or in the asset acquisition will not exceed 100,000 shares of Common Stock. The terms of all such arrangements are being negotiated and have not been finalized. Such arrangements will be subject to approval by a vote of disinterested members of the Board of Directors.



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                                   SIGNATURES

         In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         perfumania.com, inc.


Dated:   January 20, 2000                By: /s/ William J. Patch
                                             ----------------------------------
                                             William J. Patch, President




















































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